UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

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BANCOLOMBIA S.A. ANNOUNCES THE ESTABLISHMENT OF AN ALLIANCE FOR THE CREATION OF A NEW LOYALTY PROGRAM FOR ITS CLIENTS

Medellin, Colombia, April 19, 2017

Earlier today Bancolombia entered into an agreement with Almacenes Exito S.A. for the creation of a new loyalty program for its clients called “Puntos Colombia” (Puntos Colombia).

Going forward, Puntos Colombia will be the loyalty program through which the clients of both companies, and of other allies related to the program, will accumulate and redeem points on the loyalty ecosystem. Puntos Colombia will replace the existing loyalty programs of Bancolombia and Grupo Exito.

The program Puntos Colombia will begin during the first half of 2018 and will be managed by an independent company located in Colombia, which is 50% owned by Banca de Inversion Bancolombia S.A Corporacion Financiera, a subsidiary of Bancolombia. The capital investment made by the subsidiary in the new Company is equivalent to COP $9,000 million, which will be paid within the next 12 months.

Through the alliance, Bancolombia will buy Puntos Colombia for its clients in the same way as it currently buys points and/or miles through its current loyalty programs.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: April 19, 2017	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance